                                                                  EXHIBIT (a)(1)

Contact:
Joe Podolski, President and CEO
podolski@zonagen.com
281-719-3447


FOR IMMEDIATE RELEASE


        ZONAGEN PROVIDES UPDATE ON PROPOSED "DUTCH AUCTION" TENDER OFFER

         (The Woodlands, Texas) - November 3, 2003 - Zonagen, Inc. ("Zonagen") (NASDAQ: ZONA) is updating its previously announced "Dutch Auction" tender offer to purchase up to 9,836,065 shares of its outstanding common stock at a purchase price per share no greater than $2.10 nor less than $1.83. Pursuant to SEC rules, Zonagen will change the provision regarding preferential purchases such that if more shares are tendered than Zonagen can purchase for an aggregate purchase price of $18 million, Zonagen will first purchase all of the shares held by stockholders holding less than 100 shares and will then purchase the remaining shares on a pro rata basis. It had originally announced that this number would be 1,000 shares.

         In addition, to assist its stockholders in understanding the range set in this tender offer, Zonagen would like to inform its stockholders that the minimum price of $1.83 is based on the estimated cash liquidation value of Zonagen's common stock, based on Zonagen's cash and cash equivalents at September 30, 2003, estimated liquidation expenses and reserves and our currently outstanding shares and in-the-money options.

         Neither Zonagen nor its Board of Directors make any recommendation as to whether stockholders should tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price.

         ZONAGEN URGES ALL STOCKHOLDERS TO READ THE OFFER TO PURCHASE AND THE RELATED DOCUMENTS FILED WITH SUCH OFFER TO PURCHASE WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A COPY OF THE OFFER TO PURCHASE AND RELATED DOCUMENTS FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. ZONAGEN WILL ALSO PROVIDE AT NO CHARGE A COPY OF THE OFFER TO PURCHASE AND ANY OTHER RELATED DOCUMENTS TO ANY STOCKHOLDER WHO REQUESTS SUCH DOCUMENTS BY CONTACTING ZONAGEN AT (281) 719-3400.

         ABOUT ZONAGEN

         Zonagen is engaged in the development of pharmaceutical products that address diseases and conditions associated with the human reproductive system.

         THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING ZONAGEN'S TENDER OFFER. FACTORS THAT MAY AFFECT FUTURE RESULTS INCLUDE THE RESPONSE OF STOCKHOLDERS TO THE TENDER OFFER, FUTURE GENERAL AND SECTOR ECONOMIC AND MARKET CONDITIONS, THE IMPACT OF GOVERNMENT REGULATION OF TENDER OFFERS AND DECISIONS OF THE BOARD OF DIRECTORS. PLEASE REVIEW REPORTS FILED BY ZONAGEN, INCLUDING THE FORTHCOMING OFFER TO PURCHASE WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, FOR ADDITIONAL INFORMATION CONCERNING FACTORS THAT COULD AFFECT ZONAGEN'S BUSINESS.